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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer reaches 2017 delivery outlook

São José dos Campos – SP - Brazil, January 16, 2018 – Embraer (NYSE: ERJ; B3: BOVESPA: EMBR3) delivered a total of 210 jets in 2017, of which 101 were commercial aircraft and 109 were executive jets (72 light and 37 large). The deliveries were within the outlook ranges for the year of 97 to 102 commercial jets, 70 to 80 light business jets and 35 to 45 large business jets. In the last quarter of 2017, Embraer delivered 23 commercial jets and 50 executive jets (32 light and 18 large). As of December 31, the firm order backlog totaled USD 18.3 billion.

Deliveries by segment	4T17	2017

Commercial Aviation	23	101
EMBRAER 175 (E175)	14	79
EMBRAER 190 (E190)	5	12
EMBRAER 195 (E195)	4	10

Executive Aviation	50	109
Phenom 100	7	18
Phenom 300	25	54
Light jets	32	72
Legacy 450	7	14
Legacy 500	10	15
Legacy 650	1	7
Lineage 1000	0	1
Large jets	18	37

TOTAL	73	210

Embraer Commercial Aviation reached the mark of 1,400 E-Jets delivered. The commemorative aircraft was received by American Airlines, which in the quarter also signed a firm order for 10 additional E175 jets. During the last quarter, Embraer also received firm orders for more 15 E175 from an undisclosed customer and an order from Belavia, Belarusian Airlines, the national carrier of Belarus, for one additional current generation E195.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer Executive Jets unveiled the Phenom 300E at the NBAA-BACE (National Business Aviation Association's Business Aviation Conference and Exhibition) held in Las Vegas, United States. The Company’s new version of the best-selling executive jet brings a new interior and entertainment system as well as cabin management novelties. Embraer also presented innovations for the Legacy 450 and Legacy 500 jets, including preparation for the Future Air Navigation System (FANS) and new connectivity and seating options.

Embraer Defense & Security announced that the new Embraer KC-390 military transport and aerial refueling jet completed a major milestone with the attainment of the Initial Operational Capability (IOC) demonstrated to the Brazilian Air Force (FAB). The aircraft also conducted a series of flight tests in the United States as part of its certification campaign. During this period, the Defense & Security division signed contracts for the sale of 18 A-29 Super Tucano aircraft, six of them for the United States Air Force (to be used in the A-29 program in Afghanistan), six aircraft for the Philippine Air Force and another six for an undisclosed customer.

In Services & Support, Embraer extended its Flight Hour Pool Program agreement with Russia's Saratov Airlines and with Austral Líneas Aéreas, the domestic airline of Aerolíneas Argentinas, to continue providing repairable component support for their E-Jets fleet. Another announcement was the establishment of a training center in Johannesburg, South Africa, the first facility of its kind in Africa to provide this range of training at a single location for qualified pilots, maintenance technicians, and cabin crew. December was also marked by the launch of the TechCare platform, designed to encompass a portfolio of innovative and competitive solutions, focused on improving operational efficiency, extending aircraft life and maximizing fleet potential.

Backlog - Commercial Aviation (December 31, 2017)
Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	191	5	190	1
E175	603	150	500	103
E190	592	44	546	46
E195	169	1	164	5
175-E2	100	100	0	100
190-E2	74	97	0	74
195-E2	106	90	0	106
Total	1.835	487	1.400	435

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	191	190	1
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	18	17	1
NAC / Jetscape (EUA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Equator)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	603	500	103
Air Canada (Canada)	15	15	-
ECC Leasing (Ireland)	1	1	-
Air Lease (USA)	8	8	-
Belavia (Belarus)	1	-	1
NAC / Aldus (Ireland)	-	-	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	74	64	10
CIT (USA)	4	4	-
Suzuyo (Japan)	11	8	3
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Horizon Air / Alaska	33	10	23
NAC / Jetscape (USA)	4	4	-
KLM (The Netherlands)	17	12	5
Mesa (USA)	7	7	-
LOT Polish (Poland)	12	12	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	117	117	-
Royal Jordanian (Jordan)	2	2	-
Skywest (USA)	149	107	42
TRIP (Brazil)	5	5	-
Undisclosed customer	15	-	15
United Airlines (USA)	65	65	-

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	592	546	46
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
NAC / Aldus (Ireland)	23	7	16
Alitalia (Italy)	-	-	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Dniproavia (Ukraine)	5	5	-
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	14	11	3
JetBlue (USA)	88	64	24
ECC Leasing (Ireland)	1	1	-
NAC / Jetscape (USA)	9	9	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	24	2
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Austrália (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-
TAME (Ecuador)	3	3	-

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	169	164	5
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	4	2	2
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	17	3
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Jetscape (USA)	2	2	-
NAC / Aldus (Irlanda)	1	1	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	74	-	74
Air Costa (India)	25	-	25
Aircastle (USA)	12	-	12
Aercap (Ireland)	22	-	22
ICBC (China)	10	-	10
Hainan (China)	2	-	2
Wideroe (Norway)	3	-	3

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	106	-	106
Air Costa (India)	25	-	25
Aircastle (USA)	13	-	13
Aercap (Ireland)	28	-	28
Azul (Brazil)	30	-	30
Undisclosed customer	10	-	10

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer